FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number _____0-16174_____

<u>__**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**__</u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>**Petach Tikva 49131 Israel**</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>   X   </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u>   X   </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>   </u>



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                        Contact: Dan Suesskind
                                     Chief Financial Officer
                                     Teva Pharmaceutical Industries Ltd.
                                     (011) 972-2-589-2840
                                  George Barrett
                                     President and CEO
                                     Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                  Liraz Kalif / Kevin Mannix
                                     Investor Relations
                                     (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES TENTATIVE APPROVAL FOR GENERIC COZAAR® TABLETS

Jerusalem, Israel, May 28, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Merck's antihypertensive agent Cozaar® (Losartan Potassium) Tablets, 25 mg, 50 mg and 100 mg. Final approval of this ANDA is expected in April 2010 when patent protection for the brand product expires.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
              Name: Dan Suesskind
              Title: Chief Financial Officer

Date: May 28, 2006